UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 16, 2011
Commission File No.: 001-04212
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (the “Company”) (NYSE-AMEX:AIP) announced that on March 6, 2011, the Company’s Board of Directors (the “Board”) resolved to convene an Annual and Special General Meeting of the shareholders of the Company (the “Meeting”), to be held on Thursday, April 21, 2011.

The agenda for the Meeting will include: (i) the re-election of all the current directors of the Company (which are not External Directors, as such term is defined under the Israeli Companies Law, 5759-1999), to hold office until the close of the next annual general meeting, and approval of the compensation terms (annual and per-meeting compensation) of such directors, as may be required under law; (ii) the approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as External Auditors of the Company for 2011 and until the next annual general meeting; and (iii) the approval of the entry into an agreement with Clal P.V. Ltd., a private company indirectly held by the controlling shareholder of the Company, for the lease of rooftop space located atop the Company’s production facilities in Hadera, Israel, to be utilized for the generation of solar energy. In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2010.

Only the shareholders of the Company of record at the close of business on Monday, March 21, 2011, will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

The proxy statement will be furnished on Form 6-K once it is made available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)

By: /s/ Yael Nevo Name: Yael Nevo Title: Corporate Secretary

Dated: March 16, 2011